

TSX, NYSE-MKT
Symbol: NCQ

News Release

NovaCopper Announces First Quarter Financial Results

April 8, 2014 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces its financial results for the first quarter ended February 28, 2014. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

in thousands of dollars,
except for per share amounts

Selected financial results	Three months ended February 28, 2014 $	Three months ended February 28, 2013 $
Amortization	258	250
General and administrative	437	548
Mineral properties expense	580	802
Professional fees	650	299
Salaries	550	549
Salaries – stock-based compensation	116	4,113
Loss and comprehensive loss for the period	2,615	6,626
Basic and diluted loss per common share	$0.05	$0.13

For the three months ended February 28, 2014, NovaCopper reported a net loss of $2.6 million (or $0.05 basic and diluted loss per common share) compared to a net loss of $6.6 million for the corresponding period in 2013 (or $0.13 basic and diluted loss per common share). This variance was primarily due to a non-cash stock-based compensation charge of $4.1 million in for the three months ended February 28, 2013 compared to $0.1 million in the corresponding period in 2014. Total stock-based compensation expense recognized for the three months ended February 28, 2013 was $4.1 million which included $1.9 million for options granted under the NovaCopper stock option plan, $0.04 million for NovaGold arrangement options from the spin-out, and $2.1 million for RSUs and DSUs granted to employees and directors with no similar grant in the first quarter of this year.

In November 2013, all employees and directors voluntarily returned options outstanding with an exercise price of CAD$3.11 totaling 5,710,000 stock options in order to create a more sustainable long-term retention strategy. As a result, the expense relating to these options was accelerated and recorded in the year ended November 30, 2013.

Other differences in the three months ended February 28, 2014 compared to the three months ended February 28, 2013 resulted from a reduction in mineral property expenses and general and administrative expense offset by an increase in professional fees. For the three months ended February 28, 2014, we reported mineral property expenses of $0.6 million compared to $0.8 million for the corresponding period in 2013. For the period in 2013 we were engaged in the preliminary economic assessment study for the Arctic Project compared to the three months ended February 28, 2014 during which we were engaged in the update to the Bornite Project resource estimate, a report involving less technical and engineering consulting. General and administrative costs were reduced from $0.5 million in the three months ended February 28, 2013 to $0.4 million in the three months ended February 28, 2014 due to cost reduction efforts. Our professional fees were $0.7 million for the three months ended February 28, 2014 compared to $0.3 million for the three months ended February 28, 2013 as we incurred financing preparation costs in 2014 for which there is no comparable cost in 2013. We filed a preliminary prospectus supplement on February 19, 2014 with the intention of raising approximately $20 million through a combination of a public offering and a private placement with its large shareholders. On March 7, 2014, we cancelled the offering and deferred a decision on financing until the release of the results from the Bornite resource update. If we successfully complete a financing in the near future, some of the financing costs already incurred and recorded in professional fees during the first quarter 2014 may be reclassified at that time into share capital.

Liquidity and Capital Resources

At February 28, 2014, we had $4.4 million in cash and cash equivalents. We expended $2.1 million on operating activities during the three month period ended February 28, 2014, compared with expenditures of $3.5 million for operating activities for the same period in 2013. The majority of cash spent on operating activities during both periods was expended on mineral property expenses, general and administrative, and salaries. A large proportion of the cash spent in the three months ended February 28, 2013 was also spent on a reduction in accounts payable and accrued liabilities of $1.3 million due to timing of payments. As the exploration field season in the Ambler mining district is between May and early October of each year, a significant portion of the mineral property expenses and operating activities are incurred during this time frame.

We do not currently generate operating cash flows. We believe that the cash and cash equivalent balances at November 30, 2013 of $6.5 million were sufficient to cover the anticipated expenditures relating to fiscal 2014 general and administrative costs and to maintain our properties in good standing. As at February 28, 2014, the Company had consolidated cash of $4.4 million and working capital of $3.2 million. We will need to raise additional funds to support further exploration of our projects and administration expenses beyond the end of our fiscal year. Future financings are anticipated through debt financing, equity financing, convertible debt, or other means. Our continued operations are dependent on our ability to obtain additional financing or to generate future cash flows. However, there can be no assurance that we will be successful in our efforts to raise additional capital.

Recent activities

On March 18, 2014, we announced the release of an updated National Instrument 43-101 ("NI 43-101") compliant resource estimate for the Bornite deposit. The technical report titled "NI 43-101 Technical Report on the Bornite Project, Northwest Alaska, USA" dated effective April 1, 2014 is available on SEDAR, EDGAR, and our website. *See "Cautionary Note to United States Investors concerning Reserve and Resource Estimates."*

We are currently working to define the 2014 exploration program focus and initiatives.

During the first quarter of 2014, we continued to focus efforts on supporting Alaska Industrial Development Export Authority ("AIDEA") in permitting the Ambler Mining District Industrial Access Road ("AMDIAR") which is expected to provide access to UKMP Projects. AIDEA received an approved budget of $8.5 million from the State of Alaska to fund activities on the AMDIAR in the 2013/2014 fiscal budget. AIDEA continued to collect community input at meetings held through the winter in various villages. Environmental baseline studies are planned to begin during the summer field season. We also worked closely with NANA on community relations and workforce development strategies.

We intend to sign a memorandum of understanding with AIDEA in the first half of 2014 to explore the feasibility of utilizing liquid natural gas ("LNG") trucked from the North Slope LNG plant (or the Interior Energy Project) to the UKMP Projects site to replace diesel as the main source of fuel for any future production at the UKMP Projects. In January 2014, AIDEA announced the selection of the commercial participant to develop the North Slope LNG plant and outlined the target for the first gas delivery to Fairbanks in the winter of 2015/2016.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contacts:

Patrick Donnelly   Elaine Sanders
Vice President, Corporate Communications   Chief Financial Officer
patrick.donnelly@novacopper.com   elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2013 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.